Exhibit 99.1

INTELLIGENCE ON TRACK

Forward - looking Information This presentation and oral statements made regarding the subject of this presentation contain “forward - looking statements” that involve substantial risks and uncertainties. Such statements include, without limitation, references to the Company’s predictions or expectations of future business or financial performa nce and its goals and objectives for future operations, financial and business trends, performances, strategies or expectations. Forward - looking statements include, but are not limited to, statement s about: our lack of operating history; our current and future capital requirements and our belief that our existing cash and the net proceeds from this offering will be sufficient to fund ou r operations for at least the next 12 months; our ability to manufacture, market and sell our products and to generate revenues; our ability to maintain our relationships with key partne rs and grow relationships with new partners; our ability to maintain or protect the validity of our U.S. and other patents and other intellectual property; our ability to launch and pen etr ate markets in new locations and new market segments; our ability to retain key executive members and hire additional personnel; our ability to maintain and expand intellectual property right s; interpretations of current laws and the passages of future laws; our ability to achieve greater regulatory compliance needed in existing and new markets; the overall demand for passenger and fr eight transport; our ability to achieve key performance milestones in our planned operational testing; and acceptance of our business model by investors. In some cases, you can identify forward - looking statements by the words “may,” “might,” “could,” “would,” “should,” “expect,” “i ntend,” “plan,” “objective,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue” and “ongoing,” or the negative of these terms, or other comparable ter minology intended to identify statements about the future. These forward - looking statements may not materialize, in whole or in part, or may materialize differently than expec ted, or may be affected by factors that cannot be assessed in advance. We may not actually achieve the plans, intentions or expectations disclosed in our forward - looking state ments, and you should not place undue reliance on our forward - looking statements. Actual results or events could differ materially from the plans, intentions and expe ctations disclosed in the forward - looking statements we make. You are cautioned not to place undue reliance on forward - looking statements. For a discussion of the factors that may cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied in su ch forward - looking statements, see the “Risk Factors” section included in our most recently filed Annual Report on Form 20 - F filed with the U.S. Securities and Exchang e Commission. Except as otherwise indicated, the forward - looking statements contained in this presentation speak only as of the date of this presentation and the Company und ertakes no obligation to update any forward - looking statements, whether as a result of new information, future events or otherwise, except as required by law. Market, Industry and Other Data This presentation includes statistical, market and industry data and forecasts which we obtained from publicly available info rma tion and independent industry publications and reports that we believe to be reliable sources. These publicly available industry publications and reports generally stat e t hat they obtain their information from sources that they believe to be reliable, but they do not guarantee the accuracy or completeness of the information. Although we are res ponsible for all of the disclosures contained in this presentation, including such statistical, market and industry data, we have not independently verified any of the dat a f rom third - party sources, nor have we ascertained the underlying economic assumptions relied upon therein. In addition, while we believe the market opportunity information inc lud ed in this presentation is generally reliable and is based on reasonable assumptions, the industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of important factors that could cause results to di ffer materially from those expressed in the estimates made by third parties and by us.

AT A GLANCE Founded by four founders in 2016 Awards and Prizes Winner of the Deutsche Bahn MINDBOX competition 6 ̐ employees ( 46 R&D personnel) All rights reserved @Rail Vision 2022 3 State - of - the - Art Technology Systems for Autonomous - Drive Trains and for Accident Prevention Strategic investor The world leader in train systems $63 Million raised Traded on the NASDAQ: RVSN

All rights reserved @Rail Vision 2022 4 A world leader in braking & peripheral systems. 110 years in the railway market. Traded at a valuation of €10.23 billion on the Frankfurt Stock Exchange. Total sales in 2021 € 6.7 billion. Data from Feb 21, 2023 Global presence 29,700 employees at 100 sites over 30 countries. Strategic investor: $25 million over two investment cycles and exercise of warrants. Potentially gives Rail Vision access to hundreds of blue - chip customers worldwide.

5 All rights reserved @Rail Vision 2022 Obstacles and faulty railway infrastructure. Huge infrastructure investments - the total investment in railway track infrastructure maintenance and renewal in Europe in 2016 was € 25 billion* Severe railway accidents - the braking distance is substantially longer than the driver’s visual capacity. 2019 - over 1,552 severe railway accidents in the European Union countries alone.** Loss of life and substantial financial losses for the train companies. ** https://www.era.europa.eu/sites/default/files/library/docs/safety_interoperability_progress_reports/report_on_railway_safety_ and _interoperability_in_the_eu_2020_en.pdf * https://www.mckinsey.com/industries/public - and - social - sector/our - insights/using - analytics - to - get - european - rail - maintenance - on - tr ack THE PROBLEM Railway accidents, loss of life, and financial losses for train companies.

Static cameras incapable of monitoring the railway infrastructure. ALTERNATIVES All rights reserved @Rail Vision 2022 6 Attempts to use technologies from the automotive world which are unsuitable for the railway world (speed and distance). Technologically inferior solutions - short ranges and inadequate resolution. Focus on level crossings, lacking a solution for the route. CURRENTLY AVAILABLE IN THE RAILWAY MARKET

All rights reserved @Rail Vision 2022 7 • Artificial intelligence (AI) - based systems. • Able to detect objects over 1 mile away. • Obstacle detection and identification on and near the track. • Ability to function under severe weather and conditions of limited visibility. • Big Data collection for preventive maintenance. • Passive, autonomous, and long - range detection systems. THE SOLUTION Technological progress for the railway world

All rights reserved @Rail Vision 2022 8 Shunting Yards System Passenger and Freight Train System SH4

9 MARKET SIZE AND TRENDS All rights reserved @Rail Vision 2022 The freight train industry in the United States is estimated at approximately $ 80 billion* . *https://railroads.dot.gov/rail - network - development/freight - rail - overview Global after - market sales reached approx. $ 78 billion in 2020 and is growing at approx. $ 3.5 billion per year*. * https://www.gminsights.com/industry - analysis/railway - aftermarket McKinsey - the solution for reducing maintenance costs is in data collection and adoption of innovative technologies*. *https://www.mckinsey.com/industries/public - and - social - sector/our - insights/using - analytics - to - get - european - rail - maintenance - on - track *https://www.railjournal.com/in_depth/sci - study - forecasts - upturn - in - global - rail - market The business activity in the global train industry is growing at approximately $5.6 billion per year*. All rights reserved @Rail Vision 2022 9

PREDICTIVE MAINTENANCE ON TRAINS AND INFRASTRUCTURE Europe Per annum investment of over $25 billion on maintenance of railway infrastructure in 2016*. United States $ 25 billion of the profits of freight train companies are invested in infrastructure and in increasing transport volume**. * https://www.mckinsey.com/industries/public - and - social - sector/our - insights/using - analytics - to - get - european - rail - maintenance - on - track **https://railroads.dot.gov/rail - network - development/freight - rail - overview The use of Rail Vision systems potentially enables savings of hundreds of millions of dollars by switching from breakdown maintenance to preventive maintenance All rights reserved @Rail Vision 2022 10

THE BUSINESS MODEL Sale of the Company ’ s systems and services, including maintenance, warranty, and system updates. Provision of complementary solutions for preventive maintenance. Focusing on international operators of passenger train, freight lines, and operational locomotives. All rights reserved @Rail Vision 2022 11 Big data solutions designed to create recurring revenue opportunities, with other applications such as target advertising sustainability data applications and more. 1 2 3 4

RAIL VISION SYSTEM Installed on an SBBC (Swiss Federal Railways) Cargo locomotive All rights reserved @Rail Vision 2022 12

SALES PROCESS TO RIO TINTO AUSTRALIA All rights reserved @Rail Vision 2022 13 The world ’ s second - largest mining and metals company. HQ London UK ASX:RIO. Operations in 35 countries, with 47,500 employees. Operates iron mines in Australia using autonomous trains, a world first. An order has been received for a paid Proof of Concept. LTP Completed SH6 ABZ3

STRATEGIC COLLABORATION WITH ISRAEL RAILWAYS All rights reserved @Rail Vision 2022 14 MOU with Israel Railways signed for a long - term pilot and delivery of 6 - 10 units, with a potential for an additional 200 units. Strategic collaboration with Israel Railways on the Company ’ s systems. Israel Railways are considering the installation of Switch - Yard systems due to safety benefits. SH7 ABZ1 ABZ2

15 LOOKING FORWARD Continuous monitoring of track routes for preventive maintenance purposes Advanced visual information - based navigation Big data services Interfacing with Smart City systems Integration with the world automatic train systems

THE PEOPLE AND THE EXPERIENCE Shahar Hania CEO & Co - Founder He has been working in the field of advanced electro - optical systems for many years and has gained a reputation as a respected expert in his field. He has a wealth of experience leading complex development projects, including those at Elbit Systems and Bird Aerosystems , both well - known companies in the industry. He received an undergraduate degree from The Jerusalem College of Technology and a graduate degree from Ben - Gurion University of the Negev. Zachi Bar - Yehoshua COO & CIO Extensive experience in project management, service management, operations, and computing. Amit Klir VP R&D Extensive experience in managing multidisciplinary teams and has been a product manager and leader in a variety of projects. He has set up and led the development of medical products, products combining video - processing, signals, and advanced algorithms in a variety of leading hi - tech companies such as Continues Biometrics, Radvision , and Comverse. Ofer Grisaro VP Marketing & Sales Extensive experience in international marketing and sales with a proven track record in business with multinational corporations such as 3M, the defense industry, and in hi - tech companies, such as Elbit Systems. Mark Cleobury Chairman of the Board Mark Cleobury is a senior executive in the rail industry, currently serving as Senior Vice President of Knorr - Bremse's Rail Systems Division. Of his over 40 years experience in the Rail sector, he has been for more than 20 years in various leadership roles at Knorr - Bremse having previously held sales and leadership positions at other companies in the rail industry. He is considered a valuable asset for Rail Vision due to his extensive experience in the railway business. Ofer Naveh CFO Over 15 years of experience in financial and accounting roles in publicly - traded companies in Israel and in the United States. Holds a B.A. in Accounting and Business and an M.A. in Law from Bar - Ilan University. All rights reserved @Rail Vision 2022 16

All rights reserved @Rail Vision 2022 17 FINANCIAL DATA $ ̖̓ million has been invested in the Company, of which approx. $ 2 ̕ million by Knorr - Bremse . $ 7.8 million . Net cash flows used for operating activities in n ine months ended September 30 , 2022 . $ 10.4 million cash balance as of September 30 , 2022 . All rights reserved @Rail Vision 2022 17

SUMMARY OF INVESTMENT HIGHLIGHTS All rights reserved @Rail Vision 2022 18 Strategic Investor, Knorr - Bremse, a worldwide leader in the train industry, provides access to global customer list Addressing multi - billion market with the most advanced train accident prevention technology in the world Systems already under contract with major train operators Long - term revenue sources with Big Data potential application Strong management team with deep industry experience

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